

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com



07026776

SEC#82-5158



RECEIVED
SEP 18 2007
182
PROCESSING
SECTION

5 September 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 05 September 2007.

We are providing a copy of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
SEP 20 2007
THOMSON
FINANCIAL

Erica Headlam
Assistant Accountant

9/20

Rule 3.19A.1


SEC MAIL
RECEIVED
PROCESSING
SEP 18 2007
SECTION
182

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Agenix Limited
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Jonathan Zhang
Date of appointment	27 August 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Employee Options – 900,000 @ 24 cents Expiry 21 July 2009 Employee Options – 400,000 @ 24 cents Vesting 21 July 2009 Expiry 21 July 2012

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
W & Z Holdings Pte Ltd	16,934,260 Ordinary Shares Escrowed until 17-04-2008 6,773,704 Ordinary Shares Escrowed until 17-04-2008 10,160,556 Ordinary Shares Escrowed until 17-04-2009 3,000,000 Options @ $0.30 Vesting 18-04-2010 Expiring 17-04-2013 3,000,000 Options @ $0.40 Vesting 18-04-2010 Expiring 17-04-2013 3,000,000 Options @ $0.50 Vesting 18-04-2010 Expiring 17-04-2013 3,000,000 Options @ $0.60 Vesting 18-04-2010 Expiring 17-04-2013 3,000,000 Options @ $0.70 Vesting 18-04-2010 Expiring 17-04-2013

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1


SEC MAIL
RECEIVED
PROCESSING
SEP 1 8 2007
182
SECTION

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Agenix Limited**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Anthony Lee
Date of appointment	27 August 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary Shares – 4,375,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z


SEC MAIL PROCESSING
RECEIVED
SEP 18 2007
WASH, D.C.
182
SECTION

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Agenix Limited
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Gim-Choon Ang
Date of last notice	12 December 2006
Date that director ceased to be director	31 August 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	Nil

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END